SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

August 18, 2004

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F      X            Form 40-F

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82-             )

Enclosure: Information made public in France in connection with France Telecom’s Shareholders meeting of September 1, 2004.

PROPOSED RESOLUTIONS SUBMITTED TO

THE COMBINED GENERAL MEETING

OF SEPTEMBER 1, 2004

ON AN EXTRAORDINARY BASIS

FIRST RESOLUTION

(Approval of the merger by absorption of Wanadoo by the Company)

The shareholders, voting under the conditions of quorum and majority required for extraordinary general meetings, after having reviewed:

-	the report of the Board of Directors,
-	the report of the appraisal commissioners (Commissaires aux apports), appointed by the President of the Commercial Court of Paris, on the value of the contributions,
-	the proposal of the merger by absorption of Wanadoo by the Company, evidenced by an agreement entered into by the parties on July 29, 2004,
-	the special report of the Statutory Auditors on the assumption of commitments relating to stock options and on the renunciation of the preferential right to subscribe to shares to be issued as a consequence of this assumption, and
-	interim status of the accounts of France Telecom and Wanadoo as of June 30, 2004,

note that the Company, the acquiring corporation, is owner, since a date prior to that of the filing of the merger proposal at the registry of the Commercial Court of Paris, of the totality of the shares of Wanadoo, the acquired corporation, approve the merger proposal under the terms and conditions which are envisaged therein and accept the merger by absorption of Wanadoo by the Company, involving the transfer to the Company of the entirety of the active and passive assets and liabilities of Wanadoo, note that, in accordance with the provisions of Article L. 236-3 of the French Commercial Code, there is no increase of the Company’s share capital in consideration of the transfer of the assets and liabilities of Wanadoo, by way of merger.

The difference between the amount of merger contribution (apport-fusion) of Wanadoo, amounting to €5,096,874,722, and the net book value in the accounts of the Company of the 1,499,402,746 shares of Wanadoo which the Company owns, amounting to €12,408,378,704, represents a negative sum of €7,311,593,982, which will be registered in the assets of the Company’s balance sheet as goodwill up to €7,284,912,358 in accordance with the provisions of the Regulation 2004-01 of the Committee of Accounting Control (Comité de la Réglementation Comptable) that the Company is applying in advance.

The special reserve for long-term capital gains and the regulated provisions reconstituted in the financial statements of Wanadoo following the acquisition of the company, Wanadoo France, of €843,735 and €2,046,634.75, respectively, will be reconstituted in the financial statements of the Company by the debit of the legal reserve account of the latter amount.

SECOND RESOLUTION

(Assumption of stock options of Wanadoo)

The shareholders, voting under the conditions of quorum and majority required for extraordinary general meetings, having reviewed:

-	the report of the Board of Directors,

-	the proposal of the merger by absorption of Wanadoo by the Company, evidenced by an agreement entered into by the parties on July 29, 2004,

-	the special report of the Statutory Auditors regarding the assumption of commitments with respect to stock options of Wanadoo and regarding the renunciation of the preferential right to subscribe to the shares to be issued as a consequence of this assumption, and in consequence of the approval of the first resolution which precedes,

-	take note of the Company’s assumption of the commitments of Wanadoo vis-à-vis the holders of the 27,382,050 stock options of Wanadoo not yet exercised as of the date of the final realization of the merger by absorption of Wanadoo by the Company;

-	note that, consequently, the stock options so assumed will relate to France Telecom shares and, to the extent required, approve the increases in the Company’s share capital, which will result from the exercise of such options;

-	approve that, notwithstanding the above and if the Board of Directors of the Company so decides, the shares issued in connection with the exercise of stock options assumed in this manner may be existing France Telecom shares, subject to the prior consent of holders of the stock options concerned and the approval of the seventh resolution below;

-	approve the terms and conditions of the transfer of the stock options, as envisaged by the merger proposal, and in particular the application to the price and the number of shares underlying the options using the exchange ratio of 7 France Telecom shares for 18 Wanadoo shares, in conformity with the terms of the Note d’information in connection with the mixed public offer for Wanadoo shares approved by the Autorité des Marchés Financiers on March 9, 2004 under visa No. 04-141, and subject to the additional adjustments which may occur following later financial transactions;

-	renounce, for the benefit of the holders of options so assumed, the preferential right to subscribe to shares which will be issued by the Company over time in connection with the exercise of such options, corresponding to an increase of the stated capital, without taking into account any later adjustment of the number of shares underlying the options, of a maximum amount of €48,000,000 through the issuance of a maximum of 12,000,000 shares, each having a nominal value of €4;

-	give all powers to the Board of Directors, with the possibility of delegation under the conditions determined by the law, with the effect:

*	to note, at the appropriate moment, the number of shares issued by exercise of the options, to note the capital increases following the exercise of the options and to take or cause to occur all acts and formalities in order to make the aforementioned capital increases final, which will be carried out by a mere announcement of the exercise of the option, accompanied by a subscription form and cash payment or by setting off of due and payable debts by the Company;

*	to consequently amend the by-laws; and

*	generally, to carry out all that will be necessary following the adoption of this resolution, and the continuation of the stock options assumed by the Company, and in particular to exercise any power previously reserved in this regard to the Board of Directors of Wanadoo.

Every year, the Board of Directors will inform the general shareholders meeting of the transactions made pursuant to this resolution.

THIRD RESOLUTION

(Noting the definitive completion of the merger by absorption of Wanadoo by the Company and the dissolution of Wanadoo)

The shareholders, voting under the conditions of quorum and majority required for extraordinary general meetings, as a consequence of the approval of the first resolution and the merger contribution of Wanadoo resulting therefrom and of the general assembly of Wanadoo taking note of the definitive completion of the merger by absorption of Wanadoo France by Wanadoo, take note themselves of the definitive completion of:

-	the merger by absorption of Wanadoo by the Company, following the satisfaction of all of conditions stipulated in the merger proposal; and

-	as a consequence, the dissolution of Wanadoo.

FOURTH RESOLUTION

(Delegation to the Board of Directors to issue shares reserved for persons who signed a liquidity contract with the Company in their capacity as holders of shares or stock options of Orange S.A.).

The shareholders, voting under the conditions of quorum and majority required for extraordinary general meetings, having reviewed the report of the Board of Directors as well as the special report of the Statutory Auditors, and voting in accordance with the provisions of Article L.225-138 of the French Commercial Code,

–	delegate to the Board of Directors, with the right of delegation in accordance with the conditions prescribed by law, the necessary powers to proceed with an issuance of Company shares, for a period of 18 months as of the date of this general meeting, the subscription of which can be implemented in cash or by setting off of due and payable debts by the Company,

–	decide to waive the preferential rights of subscription of shareholders to these shares and to reserve the right to subscribe these shares to the persons who signed a liquidity contract with the Company in their capacity as holders of shares or stock options of Orange S.A.

The maximum amount of the capital increase resulting from all of the issuances made by virtue of this delegation is set at (i) on the one hand, a nominal amount of €400,000,000 by issuance of 100,000,000 new shares, nominal amount of €4 each, and (ii) on the other hand, the maximum capital increase amount through the issuance of shares or securities authorized by the ninth, tenth, eleventh, twelfth and thirteenth resolutions of the general meeting of shareholders of February 25, 2003.

The subscription price shall be calculated on the basis of the average share price for France Telecom shares for twenty consecutive trading days chosen from the last forty five trading days preceding the decision to issue new shares made by, as the case may be, the Board of Directors, the Chief Executive Officer or the delegated Executive Officers (directeurs généraux délégués) by virtue of a delegation.

The Board of Directors, with the right of delegation, in accordance with the conditions prescribed by law, the definitive list of beneficiaries from the list of persons who signed a liquidity contract with France Telecom in their capacity as holders of shares or stock options of Orange S.A. and shall set the characteristics, the amount and the terms and conditions of each issuance and the terms of freeing up the issued shares. In particular, the Board of Directors shall set the number of shares to be issued for the benefit of each beneficiary and shall fix, according the terms of this resolution, the date from which they bear right to dividends, the subscription prices for such shares, as well as the share price and reference period for France Telecom shares.

The shareholders decide that the Board of Directors shall have full powers, in accordance with law, with the right of delegation in accordance with the conditions prescribed by law, to implement this resolution, in particular, by proceeding with the aforementioned issuances leading to an increase of capital, to acknowledge the realization thereof, to this effect, to accept subscriptions of new shares, enter into any agreements, take all measures and proceed with all formalities necessary for the implementation of this resolution, to amend the bylaws accordingly, and establish an additional report as provided by law, as well as to proceed with any formalities and declarations, and obtain any authorizations which prove to be necessary for the realization of these issuances.

The shareholders decide that the Board of Directors:

–	shall, as the case may be, take all measures and proceed with all necessary formalities, in particular, for the admission of the new shares thus created on Euronext Paris S.A.; and

–	shall be able to apply the costs related to the issuance of shares to the amount of premiums related to the increases of capital, and to subtract from these premiums the amounts necessary to bring the legal reserve to one-tenth of the amount of capital resulting from these increases.

The Board of Directors shall inform the shareholders of the transactions made each year pursuant to this resolution.

FIFTH RESOLUTION

(Delegation to the Board of Directors to issue the share subscription and/or purchase options)

The shareholders, subject to applicable laws and regulations and in particular law No. 86-912 of August 6, 1986 and law No. 93-923 of June 19, 1993, voting under the conditions of quorum and majority required for extraordinary shareholders meetings, having reviewed the report of the Board of Directors and the special report of the Statutory Auditors, authorizes, in accordance with Articles L. 225-177 et seq of the French Commercial Code, the Board of Directors to approve, on one or several occasions, share subscription or purchase options pursuant to the following conditions.

The beneficiaries shall be employees or executive officers (mandataires sociaux) (within the meaning of Article L. 225-185 paragraph 4) of the Company or companies or groups related thereto within the meaning of Article L. 225-180 of the French Commercial Code. The options may be approved by the Board of Directors for all or a portion of these persons.

This authorization is valid for a period of thirty-eight months from the day of this general meeting.

Each option will provide the right to subscribe or acquire one new or existing share according to the circumstance.

The total number of options that can be approved pursuant to this resolution shall not provide the right to subscribe or acquire a number of shares, representing, at the allotment date, more than 2% of the Company’s share capital at the date of this meeting.

The shares that can be received through the exercise of share purchase options pursuant to this resolution shall be acquired by the Company either, as applicable, within the framework of Article L. 255-208 of the French Commercial Code or within the framework of a share repurchase plan authorized by the fifth resolution adopted by the general meeting of April 9, 2004 and completed by the seventh resolution submitted to this general meeting pursuant to Article L. 225-209 of the French Commercial Code or any share repurchase plan applicable previously or in the future.

The exercise price of the options approved pursuant to this resolution will be fixed by the Board of Directors in accordance with the following terms:

•	the exercise price may not be less than the average share price during the twenty trading days preceding the date on which the options are approved, and no option may be approved less than twenty trading days after the detachment from the shares of a coupon giving access to a dividend or capital increase;

•	in addition, the exercise price of the share purchase options may not be less than the average purchase price of shares held by the Company pursuant to Article L. 225-208 of the French Commercial Code or, as applicable, a share repurchase program authorized by the fifth resolution adopted by the general meeting of April 9, 2004 and completed by the seventh resolution submitted to this meeting pursuant to Article L. 225-209 of the French Commercial Code or any share repurchase plan applicable previously or in the future.

The allotted options must be exercised within 10 years starting from the date of attribution by the Board of Directors.

The shareholders take action and decide, to the extend necessary, that this delegation comprises, for the benefit of beneficiaries of share subscription options, the express renunciation by shareholders of their preferential subscription right to the shares that will be issued as the options are exercised over time.

The shareholders give all powers to the Board of Directors, which may be assisted in particular by a committee consisting of members of its choice, within the limits fixed below, in order to:

•	fix, in accordance with the legal conditions and limits, the dates on which the options will be approved;

•	determine the list of beneficiaries of the options, the number of options allotted to each of them, the methods of attribution and exercise of the options;

•	fix the conditions for the exercise of the options and in particular to limit, restrict or prohibit (a) the exercise of options or (b) the assignment of shares obtained through the exercise of the options during certain periods or starting from certain events, with such decision being able to (i) apply to all or a portion of the options and (ii) concern all or a portion of the beneficiaries;

•	decide the conditions by which the price and/or the number of shares to subscribe or acquire will be adjusted in the circumstances prescribed by law;

•	decide the substitution of share subscription options - respectively of share purchase options - for share purchase options - previously attributed by the Board of Directors by virtue of this delegation; and

•	more generally, with the power to delegate in accordance with the conditions prescribed by law, enter into all agreements, produce all documents, decide on capital increases following the exercise of options, modify, as applicable, the by-laws as a consequence, carry out all formalities and disclosures to the relevant bodies and do all that is otherwise necessary.

The Board of Directors will each year inform the general meeting of the transactions made pursuant to this resolution.

SIXTH RESOLUTION

(Delegation to the Board of Directors to issue shares or securities giving access to the Company’s share capital for the benefit of members of a France Telecom group company savings plan)

The shareholders, voting under the conditions of quorum and majority required for extraordinary general meetings, having reviewed the report of the Board of Directors as well as the special report from the Statutory Auditors, and deciding in accordance with Articles L. 225-129-6 and L. 225-138-1 of the French Commercial Code and L. 443-1 et seq. of the French Labor Code,

-	shall immediately terminate, for the unused part, the delegation granted by the joint general meeting of shareholders on April 9, 2004 in its twelfth resolution,

-	and delegate to the Board of Directors, for a period of 26 months from the date of this meeting, full power to increase the company share capital on its decisions alone, on one or more occasions, at the times and under the terms it decides, by means of issuance of shares or investment securities giving access to the capital reserved for members of France Telecom group company savings plans, or also by means of the free allocation of shares or other securities giving access to the capital, in particular by the incorporation into the capital of reserves, profits, or premiums, within legal and regulatory limits.

The total amount of the increase of capital that may be achieved within the framework of this resolution by the issuance of shares or securities giving access to the Company’s share capital may not exceed the nominal amount of € 1 billion, set independently of the maximum limit of capital increase resulting from the issuances of shares or securities authorized by the ninth, tenth, eleventh, twelfth and thirteenth resolutions of the general meeting of February 25, 2003.

The amount of the capital increase that may be achieved pursuant to this resolution, by means of incorporation of reserves, profits or premiums, in accordance with the conditions and limits prescribed by the articles of the French Labor Code, and its applicable texts, may not exceed the nominal amount of €1 billion, set independently of the maximum established by the fourth resolution of the general meeting of February 25, 2003.

If the number of subscriptions does not meet the totality of shares issued in cash, a capital increase will be realized only up to the amount of shares subscribed.

The shareholders decide to remove, for the benefit of the members of personnel and former members of personnel, the preferential subscription right of the shareholders to shares or securities giving access to the Company’s share capital to be issued within the framework of this delegation, and renounce all rights to shares or other securities attributed freely pursuant to this delegation.

The shareholders decide:

-	to set the discount offered within the framework of a company savings plan to 20% of the average opening prices for the shares of the Company as quoted on the Premier Marché of Euronext Paris during the twenty trading sessions preceding the date of the decision setting the opening date for subscriptions and to 30% of the same average when the duration of inalienability (indisponibilité) envisaged by the plan pursuant to Article L. 443-6 of the French Labor Code is greater than or equal to 10 years; it being understood that the Board of Directors may reduce this discount if they judge such reduction appropriate, particularly in the case of an offer to the participants of a company savings plan of securities on the international market and/or foreign market in order to satisfy the requirements of applicable local laws. The Board of Directors may also substitute all or a portion of the discount through an allocation of shares or other securities in accordance with the conditions below;

-	that the Board of Directors may make a provision for a free allocation of shares or other securities giving access to the Company’s share capital, it being understood that the resulting benefit of this allocation and, as applicable, of the discount mentioned in the above provision, cannot exceed the benefit that would have been received by the participants of the company savings plan if this difference had been 20% or 30% when the duration of inalienability (indisponibilité) envisaged by the plan in application of Article L. 443-46 of the French Labor Code is greater than or equal to 10 years; and provided that the monetary consideration of the shares freely attributed, evaluated at the price of subscription, does not exceed legal limits.

The shareholders grant full power to the Board of Directors, with the right of delegation in accordance with the legal and regulatory conditions, to implement this present resolution, and in particular:

-	to decide the characteristics, amount, and type of all issuances or free allocation of securities,

-	to determine that issuances may be effected directly to the account of beneficiaries or through undertakings in collective investment transferable securities,

-	to determine, in accordance with the law, the list of companies, or groups, of which employees and former employees may subscribe to the shares issued and, as the case may be, to receive the shares or freely-granted securities,

-	to determine the type and terms of the increase of capital, as well as the terms of issuance or free allocation

-	to set the conditions of seniority that must be satisfied by the beneficiaries of new shares created through the capital increase(s) or securities which are the object of each free grant and pursuant to this resolution,

-	to set the terms and conditions of the issuances of shares paid in cash that will be carried out by virtue of this authorization, in particular the date from which they bear dividends and the terms of their payment,

-	to determine the opening and closing dates for subscriptions,

-	to acknowledge the increase of capital by issuance of shares paid in cash up to the amount of the shares that will actually be subscribed,

-	to determine, if necessary, the type of securities to be freely granted, as well as the conditions and terms of this allocation,

-	to determine, if necessary, the amounts to be incorporated into the capital within the limit set above, the item(s) of shareholders equity from which these amounts are taken, as well as the date from which the shares thus created bear right to dividends,

-	on its sole decision, and if it deems fit, to set off the costs of capital increases against the amount of the related premiums for these increases, and to take from this amount the sums needed to bring the legal reserve to one-tenth of the new share capital after each increase,

-	to take all measures to carry out the increases of capital, in accordance with the formalities herein outlined, in particular those related to the listing of the issued securities, to make the changes to the bylaws that correspond to these increases of capital, and, in general, to do whatever is necessary.

DELIBERATING AS AN ORDINARY SHAREHOLDERS MEETING

SEVENTH RESOLUTION

(Modification to the authorization to the Board of Directors to purchase, retain or transfer France Telecom shares as granted by the shareholders in their ordinary general meeting on April 9, 2004)

The Chairman reminds the general meeting that on April 9, 2004 the shareholders, voting under the conditions of quorum and majority required for ordinary general meetings, authorized the Company, for a period of eighteen months starting April 9, 2004, in accordance with articles L. 225-209 et seq. of the French Commercial Code, to buy its own shares up to a maximum of 10% of the share capital as of the date of April 9, 2004, under the following conditions:

•	the maximum purchase price shall not exceed €50 per share and the minimum sale price shall not be less than €14.50 per share. These prices are set subject to adjustments related to possible transactions on the Company’s share capital, in particular, by incorporation of reserves and by allocation of free shares, and/or by division or regrouping of shares. If shares thus acquired are used to freely allocate shares in accordance with Articles L. 443-1 et seq. of the French Labor Code the selling price or the financial exchange value of the shares allocated shall be determined in accordance with the applicable legal requirements;

•	the acquisitions made by the Company pursuant to this authorization may under no circumstances allow it to hold more than 10% of the shares constituting its share capital;

•	the acquisition, assignment or transfer of these shares may be carried out, including during the public offering period under the reservation that it is exclusively in cash and under the conditions specified by the market authorities, by any means, in particular on the market or over-the-counter, including by acquisition or assignment of block shares, by recourse to derivative financial instruments or warrants or securities, giving access to company shares, or by the implementation of options strategies within the conditions prescribed by market authorities and at the times that the Board of Directors or the person acting by delegation from the Board shall determine.

The shareholders, voting under the conditions of a quorum and a majority required for ordinary general meetings, having reviewed the report of the Board of Directors and under the condition that the first, second and fifth resolutions above are adopted, decide to complete the objectives of the share repurchase plan by using acquired shares within the framework of this plan, to permit:

•	following the assumption by France Telecom of Wanadoo’s commitments with respect to the stock options, which is the object of the second resolution above, the issuance, as applicable, France Telecom shares to such holders of stock options within the conditions set forth in the second resolution,

•	the implementation of all share repurchase plans within the conditions prescribed by law and in particular by Articles L. 225-177 et seq. of the French Commercial Code,

the sale price or the consideration for attributed shares being determined in conformity with the specific applicable legal provisions.

The other terms and conditions of the delegation granted on April 9, 2004 remain unchanged.

EIGHTH RESOLUTION

(Powers)

The shareholders grant all powers to the bearer of an original, a copy, or an excerpt of the minutes from this meeting, for the purposes of accomplishing all of the legal or administrative formalities and handling all registrations and public advertisements called for according to applicable law.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: August 18, 2004	By:	/S/ PIERRE HILAIRE
	Name:	Pierre Hilaire
	Title:	Director of Financial Information